UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*


                 THE LESLIE FAY COMPANIES, INC.
            ----------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
            ----------------------------------------
                 (Title of Class of Securities)

                            52701000
            ----------------------------------------
                         (CUSIP Number)

                     Gail L. Weinstein, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                         (212) 859-8000
            ----------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 27, 1997
            ----------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

   CUSIP No.  52701000                          Page 2 of 5 pages


   1  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Whippoorwill Associates, Inc.
                          13-3595884

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                            (b)[x]

   3  SEC USE ONLY

   4  SOURCE OF FUNDS
                OO

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(a) OR 2(b)                           [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

   NUMBER             7   SOLE VOTING POWER
   OF                               -0-
   SHARES
   BENEFICIALLY       8   SHARED VOTING POWER
   OWNED                            144,338
   BY
   EACH               9   SOLE DISPOSITIVE POWER
   REPORTING                        -0-
   PERSON
   WITH               10  SHARED DISPOSITIVE POWER
                                    144,338

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                144,338

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                   [ ]

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                4.25%

   14 TYPE OF REPORTING PERSON
                IA


                          SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D filed by Whippoorwill Associates, Inc., a Delaware corporation ("Whippoorwill"), which has discretionary authority with respect to the investments of, and acts as agent for, its clients (such clients being referred to herein, collectively, as the "Holders"), relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Leslie Fay Companies, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

          Item 5 is hereby amended as follows:

          (a) As of September 12, 1997, the Holders, in the aggregate, own 144,338 shares of the Common Stock, which represents approximately 4.25% of the total Common Stock outstanding (based on there being 3,400,000 shares of the Common Stock outstanding as of August 2, 1997 as set forth in the Issuer's Form 10-Q for the quarter ending July 5, 1997). Although Whippoorwill does not directly own any of the Common Stock, Whippoorwill and its principals may be deemed to own beneficially the shares of Common Stock owned by the Holders, by virtue of Whippoorwill's acting as agent for, and having discretionary authority with respect to the investments of, the Holders. Whippoorwill and its principals disclaim any such beneficial ownership.

          (b) Although Whippoorwill does not directly own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for the Holders, as of September 12, 1997, Whippoorwill has shared power to vote and dispose of the 144,338 shares of Common Stock owned in the aggregate by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 contained in the Schedule 13D filed on June 12, 1997 by Whippoorwill with respect to the Common Stock.

          (c)  On August 27, 1997 and August 28, 1997,
Whippoorwill, on behalf of the Holders, sold an aggregate of 121,800 shares of Common Stock, as set forth in the table below.
All transactions described below were effected by Whippoorwill through one or more Nasdaq market makers.


                  Number of shares of
    Sale Date      Common Stock sold   Price per share
----------------- -------------------  ---------------
 August 27, 1997         81,800             $11.15
 August 28, 1997         40,000             $12.25


          (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No Holder beneficially owns more than 5% of the Common Stock.

          (e) On August 28, 1997, Whippoorwill ceased to be the beneficial owner of more than five percent of the Common Stock.

                            Signature

          After reasonable inquiry and to the best of its knowledge and belief Whippoorwill certifies that the information set forth in this statement is true, complete and correct.

                              WHIPPOORWILL ASSOCIATES, INC.


                                  /s/ Pamela M. Lawrence
                              -----------------------------
                              By: Pamela M. Lawrence
                              Title: Managing Director